August 6, 2009

Mr. Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

Re: **Greenlight Capital Re, Ltd.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Definitive Proxy Statement
       Filed March 10, 2009
       File No. 001-33493

Dear Mr. Goldberg:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Business
Marketing and Distribution, page 7

1. We note that a majority of your business is sourced through reinsurance brokers. In particular, we note that three reinsurance brokers, Cornerstone Re, Gallagher

Re and Reinsurance Cooperative Associates, LLC, each accounted for more than 15% of your written gross premiums in 2008. Please advise us as to whether you have entered into any agreement or understanding with respect to these brokers. If you have entered into any agreement, please describe the material terms of your agreement and file the agreement as an exhibit to your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Premium Revenues and Risk Transfer, page 43

2. Regarding your reliance on clients' initial estimates in your accounting for earned premiums, which are subsequently adjusted as these estimates are revised, please revise to include the following.

- The dollar amount of the change in these estimate reflected in your results of operations for each period presented and the expected impact of changes from your current estimates on your future financial position and results of operations;
- The time lag from when information is reported to/obtained by the client related to this estimate to when this information is reported to you from the client and to what extent this time lag effects your estimates;
- A description of the degree of variation in client premium estimation practices, including the different methods and key assumptions used, and how you compensate for these variations;
- The process you perform to determine the accuracy and completeness of the information received from clients,
- A description of your internally-generated analyses used to validate premium estimates received from clients;
- How you provide for any data limitations in your premium recognition process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic; and
- The frequency and magnitude of disputes with clients and the duration of negotiations for your dispute resolution process.

Loss and Loss Adjustment Expense Reserves, page 44

In order to meet the principal objectives of MD&A, the disclosure of judgments and uncertainties surrounding your reserve estimation process should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing your responses to comments three through seven below, which we believe should be addressed, at a minimum, for each of your major product lines.

3. In projecting ultimate losses, your actuaries use the paid loss development, reported loss development, expected loss ratio and Bornhuetter-Ferguson methods as they deem appropriate in order to determine a best estimate. They may use one method, a combination of methods or all methods. Please describe the primary factors that your actuaries consider in selecting a methodology to determine the best estimate, including the circumstances in which they would select one method, a combination of methods or all methods. Further, disclose how each method is weighted to arrive at the best estimate, when more than one method is used.

4. You establish the IBNR reserve using loss information and estimates communicated by ceding companies, industry information, knowledge of the business written and management's judgment. As a new company, you rely more on client and industry data than on your own data to identify unusual trends requiring changes in reserve estimates. Please disclose the following:

    - The nature of the data supplied by clients used to determine your IBNR reserve;
    - The time lag from when information is reported to/obtained by the client related to this estimate to when this information is reported to you from the client and to what extent this time lag effects your estimates;
    - That portion of the IBNR reserve that was determined using client information as compared to information generated by you;
    - The extent of your reliance on client and industry data in the IBNR assumption-setting process; and
    - Your procedures for determining the adequacy of the IBNR reserve on both an annual and interim reporting basis.

5. Please quantify and explain each key assumption that materially affected your estimates of loss and LAE reserves at December 31, 2008, identifying those key assumptions that were inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate.

6. In 2008, your estimate of loss reserves recorded in prior years decreased by $12 million. Please revise your disclosure to provide the following information:

    - Describe and quantify the specific assumption changes that caused the $12 million reserve release and the new information received during 2008 upon which these changes were based.
    - Explain why such information was not available at a previous reporting date. Ensure your disclosure clearly explains why the reserve release occurred in 2008 and was not required in earlier periods.

7. In order to show investors the potential variability in the most recent estimate of your loss and LAE reserve, present a tabular quantification of the impact that "reasonably likely" changes in key assumptions may have on future reported results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely."

Liquidity and Capital Resources, page 54

8. As explained on page 41, you employ a non-traditional investment approach in lieu of fixed-income investment strategies, which does not appear to be aligned with the structure of your insurance obligations. Please revise your disclosure to describe how you manage asset and liability profiles, so that cash flows resulting from your invested assets are sufficient to meet your insurance obligations as they become due without the need to sell assets prematurely into a potentially distressed market.

9. At December 31, 2008, you had pledged $220.2 million of equity securities and cash equivalents as collateral for letter of credit facilities, which you established to support business assumed from insurers domiciled in jurisdictions where you are not licensed or admitted. Please disclose the risks covered by these pledged assets and the basis upon which the amount and nature of assets pledged are required or otherwise how the nature and amount pledged are determined. In this regard, disclose whether and to what extent this amount of pledged assets relates loss and LAE reserves at December 31, 2008, premiums written or other amounts. Disclose the facts and circumstances whereby these pledged assets would no longer be pledged/restricted.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies
Premium Revenue Recognition, page F-7

10. As stated on page 9, your reinsurance contracts include profit commissions, self insured retentions, co-participations, reinstatement premiums and other contract features that align client interests with the Company. Please disclose your accounting policies for each of these contract features. Refer us to the applicable authoritative literature upon which you relied. For each contract feature, tell us how it operates and its terms including triggering events and loss thresholds. Quantify the impact of each contract feature on premium revenue and net income for each period presented.

Definitive Proxy Statement

Compensation Discussion and Analysis

Bonus, page 14

11. You state that your target bonuses for NEOs are determined as a percentage of base salary. Please provide us with proposed disclosure that you intend to include for your 2010 proxy statement which identifies the respective bonus targets for each of your NEOs.

12. Please provide proposed disclosure that you intend to include in your 2010 proxy statement which clarifies the respective percentages of the target bonus attributed to the quantitative component and qualitative component.

13. We note that you have not disclosed the specific formula by which return on deployed equity is calculated. We also note that you have provided 2007 and 2008 estimates for the quantitative component under footnote 4 to your Summary Compensation Table. Please provide us with draft disclosure that you intend to include for your 2010 proxy statement which includes the following:

   - Discussion of how your return on deployed equity was calculated and how it was used to determine compensation including threshold, target, and maximum levels of return on deployed equity;
   - Disclosure of the maximum amount that may be paid under the quantitative compensation component, and
   - Discussion of how the estimated compensation could change prior to being paid.

   Confirm that you will discuss the Company's level of achievement in relation to the return on deployed equity component in your 2010 proxy statement.

   We also note your statement that the disclosure of the specific details of your return on deployed equity methodology and the levels required for bonus payments would cause competitive harm. Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K, you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please disclose the information or submit an analysis.

14. We note that you do not disclose the established and approved individual performance goals that are assessed to determine the qualitative portion of your

bonus compensation. Please provide us with draft disclosure that you intend to provide in your 2010 proxy statement which includes the following:

- Discussion of the specific goals and objectives assessed for each of your NEOs; and
- Discussion of how the level of achievement affects the actual bonuses to be paid.

Confirm that you will discuss each NEO's achievement of objectives in your 2010 proxy statement.

15. We note that the qualitative component of your cash bonus was paid to NEOs in the form of non-equity compensation based upon the achievement of performance objectives over a specified period of time. As such, this compensation appears to have been paid pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. See also Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations at the following web address: http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please provide us with your analysis for why the qualitative component of your cash bonus is not non-equity incentive plan compensation that must be reflected under Column (g) to your Summary Compensation Table and in the Grants of Plan-Based Awards Table.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant